UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

4 October 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Stock Exchange Announcement – Notification of Allotment of Securities (CEO Performance Rights Scheme 2012)
2.	Stock Exchange Announcement – Notification of Allotment of Securities (Share Rights Scheme 2012)
3.	Stock Exchange Announcement – Notification of Allotment of Securities (Restricted Share Scheme 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 4 October 2013	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

4 October 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rules 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to its CEO Performance Rights Scheme 2012:

7.12.1

a) Class of Security	Share rights to acquire ordinary shares
ISIN	NZTELE0001S4

b) Number of Securities issued	439,406

c) Issue price	No consideration is payable for the issue of the share rights

d) Payment terms	N/A

e) Amount paid up	N/A

f) Percentage of total Class of Securities issued	80.0549% of share rights pursuant to the Telecom CEO Performance Rights Scheme 2012

g) Reason for issue	Issue of share rights pursuant to the Telecom CEO Performance Rights Scheme 2012

h) Authority for issue	Shareholders resolution dated 28 September 2012 and Board resolution dated 27 September 2013

i) Terms of issue	Issue of share rights to acquire ordinary shares pursuant to the Telecom CEO Performance Rights Scheme 2012

j) Total number of Securities of Class after issue	988,287 share rights issued pursuant to the Telecom CEO Performance Rights Scheme 2012

l) Date of issue	4 October 2013

Yours faithfully

Silvana Foulds

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

4 October 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rules 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to its Share Rights Scheme 2012:

7.12.1

a) Class of Security	Share rights to acquire ordinary shares
ISIN	NZTELE0001S4

b) Number of Securities issued	485,546

c) Issue price	No consideration is payable for the issue of the share rights

d) Payment terms	N/A

e) Amount paid up	N/A

f) Percentage of total Class of Securities issued	95.7535% of share rights pursuant to the Telecom Share Rights Scheme 2012

g) Reason for issue	Issue of share rights pursuant to the Telecom Share Rights Scheme 2012

h) Authority for issue	Board resolution dated 27 September 2013

i) Terms of issue	Issue of share rights to acquire ordinary shares pursuant to the Telecom Share Rights Scheme 2012

j) Total number of Securities of Class after issue	992,625 share rights issued pursuant to the Telecom Share Rights Scheme 2012

l) Date of issue	4 October 2013

Yours faithfully

Silvana Foulds

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

4 October 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rules 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to its Restricted Share Scheme 2012:

7.12.1

a) Class of Security	Ordinary shares
ISIN	NZTELE0001S4

b) Number of Securities issued	729,956

c) Issue price	$2.2758

d) Payment terms	Cash payment

e) Amount paid up	In full

f) Percentage of total Class of Securities issued	0.0401%

g) Reason for issue	Issue of shares under the Telecom Restricted Share Scheme 2012

h) Authority for issue	Board resolution dated 27 September 2013

i) Terms of issue	The shares rank pari passu with existing ordinary shares

j) Total number of Securities of Class after issue	1,822,303,137

l) Date of issue	4 October 2013

Yours faithfully

Silvana Roest

Company Secretary